Exhibit 99.3

Financial Planning FINANCIAL STATEMENTS June 30, 2006 Unaudited

SATELITES MEXICANOS, S.A. DE C.V.

SATELITES MEXICANOS, S.A. DE C.V.

SATELITES MEXICANOS, S.A. DE C.V.

FINANCIAL STATEMENTS

June 30, 2006

Unaudited

SATMEX

Financial Planning

SATÉLITES MEXICANOS, S.A. DE C.V.

SATMEX

BALANCE SHEETS
As of June 30, 2006 and December 31, 2005
Amounts in thousands of U.S. Dollars, (According to USGAAP'S)

	Jun 30, 2006 Unaudited	December 31, 2005 Unaudited
Assets		
Current Assets		
Cash & Cash Equivalents	$ 27,628	$ 54,874
Accounts Receivable, net	5,047	4,164
Prepaid Insurance	6,517	3,218
Due from Related Parties, net	1,115	7,654
Deferred Income Tax Asset ST	537	537
Total Current Assets	**40,845**	**70,447**
Fixed Assets		
Satellites & Equipment, net	172,477	189,433
Construction in Process, SMX6	286,563	241,514
Concessions, net	405,448	411,900
Total Fixed Assets	**864,488**	**842,848**
Due from Related Parties, Long Term	2,501	2,645
Other Assets	649	5,489
Total Assets	**$ 908,482**	**$ 921,429**
Liabilities		
Current Liabilities		
Current Maturities of Long Term debt	$ 511,373	$ 527,721
Account Payable	4,857	3,796
Accrued Expenses	3,552	5,537
Interest Payable	110,996	106,314
Due to Related Parties	2,223	2,523
Deferred Revenue, Mexican Government	2,200	2,200
Total Current Liabilities	**635,202**	**648,091**
Long Term Liabilities		
Sundry Creditors LT	208	318
Deferred Revenue, Mexican Government	66,835	67,935
Deferred Income Taxes	48,977	48,977
Total Long Term Liabilities	**116,020**	**117,229**
Total Liabilities	**751,222**	**765,321**
Stockholders equity		
Common Stock (10,000,000 shares authorized, issued and outstanding)	390,329	389,576
Preferred Stock (606,730 shares authorized, issued and outstanding)	31,887	31,887
Accumulated Deficit	(265,354)	(265,354)
Result of Period	399	-
Total Stockholders equity	**157,261**	**156,108**
Total Liabilities & Stockholders equity	**$ 908,482**	**$ 921,429**

STATEMENT OF OPERATION

For the six months ended June 30, 2006

Amounts in thousands of U.S. Dollars. (According to USGAAP'S)

		June 30, 2006 Consolidated
Total Revenue	$	34,261
Operating Expenses		
Operating Cost		5,988
Selling & Administration Expenses		8,544
Depreciation Expenses & Amortization of Concessions		23,859
Total Operating Expenses		**38,391**
Operating Loss		**(4,130)**
Interest Income		(1,573)
Interest Expenses		17,541
Net Foreign Exchange Gain (Loss)		(21,251)
Loss before Deferred Income Tax	***$***	***1,153***
Deferred Income Tax Expenses (Benefit)		-
Net Income (Loss)	***$***	***1,153***
Preferred Stock Dividend		754
Net Gain(Loss) Applicable to Common Stockholders	***$***	***399***

SATÉLITES MEXICANOS, S.A. DE C.V.

SATMEX

STATEMENT OF CASH FLOW

For the six months ended June 30, 2006

Amounts in thousands of U.S. Dollars, (According to USGAAP'S)

		June 30, 2006 Unaudited
Operating Activities		
Net Income (Loss)	$	399
Adjusments to reconcile net loss to operating Cash Flow:		
Depreciation Expenses & Amortization of Concessions		23,859
Deferred Revenue Mexican Government		(1,100)
		22,759
Adjusted Net Loss		**23,158**
Changes in Assets and Liabilities		
Accounts Receivable		(883)
Prepaid Insurance		(3,299)
Accounts Payable & Accrued Expenses		(924)
Interest Payable		4,682
Due (from)/to related Parties		6,383
Other Assets		4,840
		10,799
Cash Flow Provided by Operating Activities		**33,957**
Investing Activities		
Acquisition/(sale) of Equipment		(50,645)
Cash Flow Used in Investing Activities		**(50,645)**
Financing Activities		
Accounting Effect of Fixed Rate Notes conversion to "UDI" Indexation		(10,558)
Cash Flow Used in Financing Activities		**(10,558)**
Increase in Cash & Cash Equivalents		(27,246)
Cash & Cash Equivalents, Begininning of Year		54,874
Cash & Cash Equivalents, End of Period	$	**27,628**